April 27, 2006


By facsimile to (402) 231-8556 and U.S. Mail


Mr. Fredrick J. Knievel
Chairman
Husker AG, LLC
54048 Highway 20
Plainview, NE 68769

Re:	Husker AG, LLC
	Preliminary Proxy Statement on Schedule 14A
	Filed April 14, 2006
	Annual Report on Form 10-K for the fiscal year ended December
31, 2005
	Filed March 31, 2006
	File No. 0-49733

Dear Mr. Knievel:

      We limited our review of the filings to the issues addressed in our comments. Where indicated, we think that you should revise the filings in responses to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.


Pre14A

Proposal 2:  Approval of Plant Expansion Project

1. We note that Husker AG, LLC or Husker is requesting in proposal two approval of:

* The plant expansion project.

* The proposed debt financing which includes the pledge of all or substantially all of Husker`s assets.

* The proposed equity financing which includes the proposed rights offering.

	Please unbundle the matters so that each member solicited is
afforded an opportunity to 	specify by boxes on the form of
proxy a
choice between approval or disapproval of, or 	abstention for,
each separate item.  See Rule 14a-4(b)(1) of Regulation 14A under the
	Exchange Act.  Please note that you may condition each matter on
approval of the other 	matters.

2. Since Husker expects to raise a portion of the financing needed for the plant expansion project through a rights offering, provide the information required by Item 11 of Schedule 14A, including the information required by Item 13(a) of the schedule.

3. Disclose whether Husker expects that any associated person participating in the anticipated rights offering to existing members on its behalf will rely on the safe harbor from broker-dealer registration in Rule 3a4-1 under the Exchange Act. If applicable, provide an analysis for the reliance on the safe harbor.

10-K

Item 9A.  Controls and Procedures

4. We note the statement that Husker`s principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective "except for the material weaknesses disclosed." Given the weaknesses disclosed, it is unclear whether Husker`s principal executive officer and principal financial officer have concluded that its disclosure controls and procedures are effective. Revise the disclosure to state in clear and unqualified language the conclusions reached by Husker`s principal executive officer and principal financial officer on the effectiveness of its disclosure controls and procedures. For example, if true, you may state that Husker`s disclosure controls and procedures are effective including consideration of the identified weaknesses, provided you include appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified weaknesses. Alternatively, if true, you may state that Husker`s disclosure controls and procedures are not effective, given the identified weaknesses. You should not, however, state the conclusion in the current disclosure which appears to state that Husker`s disclosure controls and procedures are effective except to the extent they are not effective.

5. We note the statement "that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the designed control objectives." Revise to state clearly, if true, that Husker`s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that Husker` principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance of Husker`s disclosure controls and procedures. See section II.F.4 of
Release No. 34-47986 that is available on the Commission`s website at http://www.sec.

Closing

	File a revised Pre14A and an amendment to the 10-K in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filings. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comments. If you think that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the revised Pre14A and the amended 10-K, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the filings reviewed by us to ensure that they have provided all information investors require for an informed decision.
Since Husker and its management are in possession of all facts relating to the disclosure in the filing, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Husker in which Husker acknowledges that:


* Husker is responsible for the adequacy and accuracy of the disclosure in the filing.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filing.

* Husker may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Husker provides us in our review of the filing or in response to our comments on the filing.

	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202)
551-3767.

Very truly yours,





   Jennifer R. Hardy

Legal Branch Chief

cc:	Dennis Fogland, Esq.
	Doug Murray, Esq.
	Baird Holm LLP
	1500 Woodmen Tower
	Omaha, NE 68102



Mr. Fredrick J. Knievel
April 27, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE